Exhibit (a)(1)(xi)
Media Contact:	Gil Nielsen VP, IDT Corporate Communications (973) 438-3553	Investor Contacts:	Mary Jennings Director, Investor Relations (973) 438-3124

IDT CORPORATION ANNOUNCES INCREASE IN OFFER PRICE FOR

NET2PHONE SHARES, EXTENSION OF EXPIRATION DATE

OF TENDER OFFER, LITIGATION SETTLEMENT

Net2Phone Stockholders to Receive $2.05 Net Per Share in Cash for Each Net2Phone Share;

Tender Offer Extended to 5:00 p.m. on Wednesday, December 28, 2005; Settlement

in Principle Reached with Plaintiffs in Challenge to the Offer

Newark, N.J., December 13, 2005 — IDT Corporation (NYSE:IDT, IDT.C) today announced that NTOP Acquisition, Inc., a wholly-owned subsidiary of IDT, has increased its offer price for all outstanding shares of common stock of Net2Phone, Inc. (NASDAQ: NTOP) not already beneficially owned by IDT to $2.05 net per share in cash. IDT also announced that the expiration date for the tender offer has been extended to Wednesday, December 28, 2005 at 5:00 p.m. New York City time.

In connection with the increase in the offer price, IDT has entered into an agreement in principle with plaintiffs to settle pending litigation challenging the tender offer. The settlement is subject to court approval and certain other conditions.

All other terms and conditions of the offer remain the same, as set forth in the tender offer materials disseminated by IDT. In particular, the offer is subject to the non-waivable condition that it be accepted by holders of a majority of the outstanding shares of common stock of Net2Phone not owned by IDT and its affiliates. The offer is subject to the waivable condition that IDT directly or indirectly own at least 90% of the outstanding shares of common stock of Net2Phone following consummation of the offer. To the extent that IDT can satisfy the 90% condition by converting shares of Net2Phone class A common stock into shares of Net2Phone common stock while still maintaining its ownership of 90% of the outstanding shares of Net2Phone class A common stock, it will do so. If the offer is consummated, as promptly as practicable thereafter, IDT will effect a merger of Net2Phone with a subsidiary of IDT in which all remaining holders of Net2Phone common stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer.

As of 5:00 p.m. New York City time on December 12, 2005, 24,945,813 Net2Phone shares had been tendered in the offer, not including shares tendered pursuant to notice of guaranteed delivery. Including tenders made pursuant to the guaranteed delivery procedures, a total of 25,950,261 shares were tendered, constituting approximately 52% of the outstanding shares and approximately 55% of the shares not owned by IDT.

IDT has engaged Wachovia Bank, N.A. to act as depositary in connection with the tender offer. Questions and requests for documentation in connection with the tender offer may be directed to D.F. King & Co., Inc., the information agent for the tender offer, at (800) 290-6429.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of Net2Phone common stock. The solicitation of offers to sell shares of Net2Phone common stock is made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials filed with the SEC by IDT, NTOP Acquisition and Messrs. Howard S. Jonas, Chairman of the IDT Board of Directors, and James A. Courter, Chief Executive Officer and a director of IDT. Messrs. Jonas and Courter may be deemed to be participants in the Offer and the Merger pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, because they are members of the board of directors of Net2Phone. For the reasons set forth in the offer to purchase, Messrs. Jonas and Courter, along with IDT and NTOP Acquisition, reasonably believe that the transaction is fair to the unaffiliated Net2Phone stockholders.

Net2Phone stockholders are urged to read the tender offer statement on Schedule TO, the offer to purchase, Net2Phone’s Solicitation/Recommendation Statement on Schedule 14D-9, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov. Investors can also obtain the tender offer statement and related documents from IDT without charge by directing a request to IDT Corporation, 520 Broad Street, Newark, New Jersey, Attention: Investor Relations, Telephone: (973) 438-1000. A copy of this press release will be available on IDT’s website at www.idt.net in the “About IDT” Press Releases section.

IDT Corporation, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary that is focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for IDT’s initiatives in radio broadcasting, brochure distribution and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers. IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols “IDT” and “IDT.C,” respectively.

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